Exhibit 12.1

	Fiscal Year Ended					Thirty-nine Weeks Ended		Fifty-two Weeks
								Ended
	January 2,	January 1,	December 31,	December 30,	December 28,	September 28,	September 27,	September 27,
	2005	2006	2006	2007	2008	2008	2009	2009

Earnings:
Pre-tax income (excluding equity income of affiliates)	$23.9	($9.5)	$41.6	$58.0	$90.6	$62.8	$78.7	$106.5
Interest Expense (including the interest element of rental expense)	33.9	39.5	45.7	47.7	37.8	27.4	26.0	36.5

Total Earnings + Fixed charges	$57.8	$30.0	$87.3	$105.7	$128.5	$90.2	$104.8	$143.0

Fixed Charges:
Interest expense (including the interest element of rental expense)	$33.9	$39.5	$45.7	$47.7	$37.8	$27.4	$26.0	$36.5
Capitalized interest	0.0	0.0	0.2	2.9	4.3	4.0	3.0	3.4

Total Fixed Charges including capitalized interest	$33.9	$39.5	$45.9	$50.6	$42.2	$31.4	$29.1	$39.9

Ratio of Earnings to Fixed Charges	1.7	0.8	1.9	2.1	3.0	2.9	3.6	3.6